UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Surrender

On January 5, 2023, EZGO Technologies Ltd. (the “Company”) entered into a consulting agreement with FirsTrust China Ltd. (“FirsTrust China”), pursuant to which, the Company issued an aggregate of 1,000,000 ordinary shares to affiliates of FirsTrust China (the “Holders”) as a portion of the compensation payable to FirsTrust China for its services. On February 2, 2024, the Holders notified the Company that it irrevocably surrendered the 1,000,000 ordinary shares to the Company and the Board of Directors of the Company approved such surrender for no consideration. After such surrender, as of February 2, 2024, the Company had 101,165,549 ordinary shares issued and outstanding.

Director Resignation and Appointment

Effective February 21, 2024, Guanneng Lai resigned as the director of the Company. Mr. Lai’s resignation was for personal reasons and not the result of any disagreement with the Company or the Board of Directors (the “Board”) on any matter relating to the Company’s operations, policies or practices.

To fill the vacancy created by Mr. Lai’s resignation, on February 21, 2024, the Board appointed Mr. Qixiang Liu as a member of the Board, effective immediately. On February 23, 2024, the Board appointed Mr. Liu as a member of the audit committee, as a member of the compensation committee and as the chairman of the nominating and corporate governance committee, effective immediately. Mr. Liu qualifies as an independent director and his term of office will expire at the Company’s next annual general meeting.

Qixiang Liu, age 39, has been a full-time attorney at Shanghai AllBright Law Offices (Shenzhen) since October 2021. From October 2010 to September 2021, Mr. Liu was a full-time attorney of Guangdong Chuangan Law Firm. From May 2009 to September 2010, Mr. Liu served as a paralegal at Guangdong Shangda Law firm. Mr. Liu received his bachelor’s degree from Agricultural University of Hunan. Mr. Liu is qualified to serve as a director of the Company due to his extensive legal experience.

There are no family relationships between Mr. Liu and any director, executive officer, or person nominated or chosen by the Company to become an executive officer of the Company. There are no transactions between the Company and Mr. Liu that are subject to disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: February 23, 2024

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